PDS BIOTECHNOLOGY CORPORATION
303A College Road East
Princeton, NJ 08540

June 6, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alan Campbell

RE:	PDS Biotechnology Corporation
Registration Statement on Form S-3
Filed May 27, 2025
File 333-287588
Acceleration Request

Dear Mr. Campbell:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of PDS Biotechnology Corporation (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Tuesday, June 10, 2025, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Fahd Riaz of DLA Piper LLP (US), counsel to the Company, at (215) 656-3316, with any comments or questions regarding the Registration Statement.

Very truly yours,

PDS Biotechnology Corporation

/s/ Frank Bedu-Addo
Frank Bedu-Addo
Chief Executive Officer

cc:	Patrick O’Malley, Esq., DLA Piper LLP (US)
Dylan Caplan, Esq., DLA Piper LLP (US)